

02030373

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 10 April, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD
BRENTFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

9 April 2002   Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 14,847 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Long Term Incentive Plan and the Glaxo Wellcome International Share Option Scheme.

The Company was advised of these transactions on 10 April 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

10 April 2002

gsk.0262a

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 10 April, 2002   By: _____
                                                   LORRAINE DAY
                                                   Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc